Exhibit 99.1
PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF

PERION NETWORK LTD.

We have audited the accompanying consolidated balance sheets of Perion Network Ltd. ("the Company") and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 6, 2015	A Member of Ernst & Young Global

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2013	2014
Assets

Current Assets:
Cash and cash equivalents	$949	$101,183
Restricted cash	-	696
Short-term bank deposits	-	15,000
Accounts receivable (net of allowance of $1,035 in 2014)	-	30,808
Prepaid expenses and other current assets	400	11,468
Total Current Assets	1,349	159,155

Property and equipment, net	2,189	12,180
Intangible assets, net	-	16,890
Goodwill	27,520	164,092
Other assets	-	3,822

Total Assets	$31,058	$356,139

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable (includes $12,823 payable to Perion Network Ltd. at December 31, 2013)	$13,358	$21,173
Accrued expenses and other liabilities	1,423	26,241
Current maturities of long-term debt	-	2,300
Deferred revenues	6,250	7,323
Payment obligation related to acquisitions	-	8,587
Total Current Liabilities	21,031	65,624
Long-Term Liabilities:
Convertible debt	-	35,752
Payment obligation related to acquisitions	-	5,058
Other long-term liabilities	-	3,708
Total Liabilities	21,031	110,142

Commitments and Contingencies

Shareholders' Equity:
Ordinary shares of ILS 0.01 par value - Authorized: 120,000,000 shares; Issued: 55,099,601 and 69,548,450 shares at December 31, 2013 and 2014, respectively; Outstanding: 54,753,582 and 69,202,431 shares at December 31, 2013 and 2014, respectively	147	189
Additional paid-in capital	10,882	203,984
Treasury shares at cost (346,019 shares at December 31, 2013 and 2014)	(1,002)	(1,002)
Retained earnings	-	42,826
Total Shareholders' Equity	10,027	245,997

Total Liabilities and Shareholders' Equity	$31,058	$356,139

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31
	2012	2013	2014
Revenues:
Search	$517,060	$277,275	$330,757
Advertising and other	19,948	48,233	57,974
Total Revenues	537,008	325,508	388,731

Costs and Expenses:
Cost of revenues	5,513	6,104	27,817
Customer acquisition costs	119,555	185,355	174,575
Research and development	16,858	22,394	44,129
Selling and marketing	7,920	10,298	25,388
General and administrative	4,705	19,115	37,605
Impairment and restructuring charges	-	-	23,922
Total Costs and Expenses	154,551	243,266	333,436

Income from Operations	382,457	82,242	55,295
Financial income (expense), net	7,696	2,782	(2,888)

Income before Taxes on Income	390,153	85,024	52,407
Taxes on income	75,435	22,616	9,581

Net Income from Continuing Operations	314,718	62,408	42,826
Net loss from discontinued operations	(23,798)	(33,795)	-

Net Income	$290,920	$28,613	$42,826

Net Earnings (Loss) per Share - Basic:
Continuing operations	$6.02	$1.16	$0.63
Discontinued operations	$(0.45)	$(0.63)	$-
Net income	$5.57	$0.53	$0.63

Net Earnings (Loss) per Share – Diluted:
Continuing operations	$5.91	$1.14	$0.58
Discontinued operations	$(0.45)	$(0.62)	$-
Net income	$5.46	$0.52	$0.58

Weighted average number of shares – Basic:
Continuing operations	52,320,133	53,910,741	68,213,209
Discontinued operations	52,320,133	53,910,741	-

Weighted average number of shares – Diluted:
Continuing operations	53,264,743	54,837,307	70,327,411
Discontinued operations	53,264,743	54,837,307	-

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31
	2012	2013	2014

Net income	$290,920	$28,613	$42,826

Realized gain from cash flow hedges	-	-	62
Unrealized gain from cash-flow hedges	-	-	(62)

Comprehensive Income	$290,920	$28,613	$42,826

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Preferred stock		Additional paid-in capital	Retained earnings	Treasury shares	Total shareholders’ equity
	Number of Shares	$	Number of Shares	$	$	$	$	$

Balance as of December 31, 2011	35,518,638	95	16,602,292	44	16,902	269,805	(1,002)	285,844

Dividend declared and paid	-	-	-	-	-	(338,676)	-	(338,676)
Stock-based compensation	-	-	-	-	2,860	-	-	2,860
Exercise of stock options	1,784,660	5	-	-	3,068	-	-	3,073
Net income	-	-	-	-	-	290,920	-	290,920

Balance as of December 31, 2012	37,303,298	100	16,602,292	44	22,830	222,049	(1,002)	244,021

Conversion of preferred shares into ordinary shares	16,602,292	44	(16,602,292)	(44)	-	-	-	-
Dividend paid upon consummation of the spin-off	-	-	-	-	-	(65,009)	-	(65,009)
Dividend in-kind upon consummation of the spin-off	-	-	-	-	(26,015)	(185,653)	-	(211,668)
Stock-based compensation	-	-	-	-	13,220	-	-	13,220
Exercise of stock options	847,992	3	-	-	847	-	-	850
Net income	-	-	-	-	-	28,613	-	28,613

Balance as of December 31, 2013	54,753,582	147	-	-	10,882	-	(1,002)	10,027

Issuance of shares related to acquisitions	13,124,100	38	-	-	171,514	-	-	171,552
Acquisition related expenses paid by the shareholders	-	-	-	-	3,060	-	-	3,060
Contribution by shareholders	-	-	-	-	1,803	-	-	1,803
Stock-based compensation	-	-	-	-	15,145	-	-	15,145
Exercise of stock options	1,324,749	4	-	-	1,580	-	-	1,584
Net income	-	-	-	-	-	42,826	-	42,826

Balance as of December 31, 2014	69,202,431	189	-	-	203,984	42,826	(1,002)	245,997

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2012	2013	2014
Operating activities:
Net income	$290,920	$28,613	$42,826
Loss from discontinued operations, net	(23,798)	(33,795)	-
Income from continuing operations	314,718	62,408	42,826

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,871	2,110	21,413
Impairment of intangible assets	-	-	19,941
Restructuring costs related to impairment of property and equipment	-	-	632
Stock-based compensation expense	1,633	10,405	15,145
Acquisition related expenses paid by shareholders	-	-	3,060
Accrued interest, net	(1,307)	1,170	655
Deferred taxes, net	102	-	(13,851)
Accrued severance pay, net	(1)	24	392
Change in payment obligation related to acquisition	-	-	1,780
Fair value revaluation - convertible debt	-	-	(2,566)
Loss from sale of property and equipment	-	-	121
Net changes in operating assets and liabilities:
Accounts receivable, net	(7,714)	18,032	(23,568)
Prepaid expenses and other current assets	1,996	(2,533)	(4,463)
Other assets	-	-	(557)
Accounts payable	10,408	8,681	2,228
Accrued expenses and other liabilities	13,004	(8,756)	9,741
Deferred revenues	(6,250)	(6,250)	(887)
Net cash provided by continuing operating activities	328,460	85,291	72,042
Net cash used in discontinued operating activities	(19,024)	(23,939)	-
Net cash provided by operating activities	$309,436	$61,352	$72,042

Investing activities:
Purchases of property and equipment	$(1,721)	$(1,916)	$(10,882)
Proceeds from sale of property and equipment	-	-	58
Restricted cash, net	-	-	(202)
Proceeds from (investments in) short-term deposits, net	62,932	(75,957)	(15,000)
Cash paid for the acquisition of Grow Mobile LLC, net of cash acquired	-	-	(4,322)
Cash acquired through the acquisition of Perion Network Ltd.	-	-	23,364
Net cash provided by (used in) continuing investing activities	61,211	(77,873)	(6,984)
Net cash provided by (used in) discontinued investing activities	(2,321)	898	-
Net cash provided by (used in) investing activities	$58,890	$(76,975)	$(6,984)

Financing activities:
Dividend paid to shareholders	$(338,676)	$-	$-
Dividend paid upon consummation of spin-off	-	(65,009)	-
Exercise of stock options	3,073	850	1,584
Contribution by shareholders	-	-	585
Payments made in connection with acquisition	-	-	(2,545)
Proceeds from the issuance of convertible debt	-	-	37,852
Repayment of long-term loans	-	-	(2,300)
Net cash provided by (used in) continuing financing activities	$(335,603)	$(64,159)	$35,176

Net increase (decrease) in cash and cash equivalents	$32,723	$(79,782)	$100,234
Decrease in cash and cash equivalents - discontinued activities	4,433	2,336	-
Cash and cash equivalents at beginning of year	41,239	78,395	949
Cash and cash equivalents at end of year	$78,395	$949	$101,183

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2012	2013	2014
Supplemental Disclosure of Cash Flow Activities:

Cash paid during the year for:
Income taxes	$55,696	$40,694	$20,855
Interest paid	$-	$-	$260

Purchase of property and equipment on credit	$-	$-	$1,205

Non-cash financing activities
Issuance of shares in connection with acquisitions	$-	$-	$171,552
Contribution by shareholders	$-	$-	$1,218
Acquisition related expenses paid by shareholders	$-	$-	$3,060
Dividend in kind upon consummation of spin-off	$-	$211,668	$-

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global performance-based media and internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions, including mobile marketing platforms, to monetize their application or content and expand their reach to larger audiences. The Company generates revenues primarily through online search and advertising.

On January 2, 2014 the Company completed the acquisition of ClientConnect Ltd. and on July 15, 2014 the Company completed the acquisition of Grow Mobile LLC (see Note 3). Subsequent to the balance sheet date, on February 10, 2015, the Company completed the acquisition of Make Me Reach SAS (see Note 18).

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of consolidation

The consolidated financial statements include the accounts of Perion and its subsidiaries. All Intercompany balances and transactions have been eliminated.

Commencing in 2014, the acquisition of ClientConnect Ltd. (“ClientConnect”) is reflected in the Company's financial statements as a reverse acquisition of all of Perion's outstanding shares and options by ClientConnect, in accordance with Accounting Standards Codification (“ASC”) 805, "Business Combinations". Under ASC 805, ClientConnect is considered as the acquirer and the Company is viewed as the acquiree and therefore, the comparative amounts as included in these financial statements, namely, consolidated balance sheet as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and 2013, represent ClientConnect’s amounts and results for those periods.

b.	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

c.	Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar (“USD”). Most of the Company’s revenue is generated in USD. In addition, a substantial portion of the Company’s costs are incurred in USD. The Company's management believes that the USD is the currency of the primary economic environment in which the Company operates. Thus, the Company’s functional currency is the USD. Accordingly, monetary accounts maintained in currencies other than the USD are remeasured into USD, in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses resulting from the remeasurement of the monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

d.	Cash and cash equivalents and short-term deposits

The Company considers all short-term, highly liquid and unrestricted cash balances, with stated maturities of three months or less from date of purchase, as cash equivalents. Short-term deposits are bank deposits with maturities of more than three months, but less than one year. The short-term deposits as of December 31, 2014 are mainly in USD and bear interest at an average annual rate of 0.49%.

e.	Restricted cash

Restricted cash as of December 31, 2014, is comprised primarily of security deposits that are held to secure the Company’s hedging activity and lease obligations.

f.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	6 - 15

Leasehold improvements are depreciated using the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

g.	Impairment of long-lived assets and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

In determining the fair values of long-lived assets for purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

For the year ended December 31, 2014, the Company recorded impairment charges of $19,941 with respect to intangible assets subject to amortization (see Note 5). In addition, in connection with the restructuring plan (see Note 14), the Company recorded an impairment of $632 related to its property equipment.

In 2013, the Company recorded impairment charges of $2,177 with respect to intangible assets, presented in discontinued operations.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

h.	Goodwill and other intangible assets

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Starting 2014, the Company operates in two operating segments, the search-based monetization for the desktop and mobile advertising. For the year ended December 31, 2014, the search-based monetization operating segment constitutes of 99% of the consolidated revenues, 92% of the consolidated assets and 100% of the consolidated net income. Each of the operating segments consists of one reporting unit.

In accordance with ASC 350 the Company performs an annual impairment test at December 31 each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2012, 2013 and 2014, no such impairment losses were recorded.

The majority of the inputs used in the discounted cash flow model to determine the fair value of the reporting units are unobservable and thus are considered to be Level 3 inputs.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. The acquired customer arrangements, technology and logo are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such intangible assets as compared to the straight-line method.

i.	Revenue recognition

The Company generates revenues from two major sources:

Search Revenues - the Company obtains the majority of its revenues from service agreements with its search partners. Search revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers (either based on fixed price models, pay-per-search fee or portion of the revenue generated by the search partners).

Advertising Revenues - the Company generates a portion of its revenues from users’ clicks on text-based links to advertisers’ websites, or sponsored links. Ads are incorporated into the download and installation process of the app developers software or through browser extension that offer recommendations, deals, coupons and relevant content to users as they browse online.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

i.	Revenue recognition (cont’d)

The Company evaluates whether Search and Advertising Revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the customer payment less amounts the Company pays to suppliers. In making that evaluation, the Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, including the credit risk, whether the Company has latitude in establishing prices and selects its suppliers. The evaluation of these factors is subject to significant judgment and subjectivity. Generally, when the Company is primarily obligated in a transaction, is subject to risk, separately negotiates each revenue service agreement or publisher agreement and can have several additional indicators, revenue is recorded on a gross basis.

The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, services are rendered, the fee or price charged is fixed or determinable and collectability is reasonably assured. Deferred revenue is recorded when payments are received from customers in advance of the Company's rendering of services.

j.	Cost of revenues

Cost of revenues consists primarily of expenses associated with the operation of the Company’s data centers, including depreciation, labor, energy, and bandwidth costs, amortization of acquisition-related intangible assets, as well as content acquisition costs. The direct cost relating to search and advertising revenues is immaterial.

k.	Customer acquisition costs

Customer acquisition costs consist of amounts paid to publishers and app developers who distribute the Company’s applications and other products. These amounts are primarily based on fixed fee and revenue share arrangements, and are charged as incurred.

l.	Research and development costs

Research and development costs are charged to the statement of income as incurred.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

m.	Income taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

The Company accounts for uncertain tax positions in accordance with ASC 740, which contains a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company accrued interest and penalties related to unrecognized tax benefits in its financial expenses.

n.	Severance pay

Most of the Company's agreements with employees in Israel are in accordance with section 14 of the Severance Pay Law, 1963 (“Section 14”), where the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution based on the full amount of the employee's monthly salary, and release of the policy to the employee, no additional severance payments shall be made by the Company to the employee. Therefore, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

The Company's liability for severance pay to employees not under Section 14, is calculated pursuant to Israel's Severance Pay Law based on the most recent monthly salaries of such employees, multiplied by the number of years of their employment, or a portion thereof, as of the balance sheet date. This liability is fully provided for by monthly deposits in insurance policies and by an accrual. The deposited funds include profits and losses accumulated up to the balance sheet date and they may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

Severance expenses from continuing operations for the years ended December 31, 2012, 2013 and 2014 amounted to $678, $1,296 and $3,330, respectively. Severance expenses from discontinued operations for the years ended December 31, 2012 and 2013 amounted to $1,008 and $1,080, respectively. The balances of severance deposits and accrued severance pay are immaterial and included in other assets and other long-term liabilities on the accompanying balance sheet, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

o.	Employee benefit plan

The Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant’s contributions up to 3% of employee deferral and 50% of the next 2% of employee deferral. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of income.

Total employer 401(k) contributions for the years ended December 31, 2012, 2013 and 2014 were $25, $61 and $116, respectively.

p.	Comprehensive income

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income relates to hedging derivative instruments.

q.	Net earnings per share

In accordance with ASC 260, "Earnings Per Share", basic net earnings per share ("Basic EPS") is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net earnings per share ("Diluted EPS") reflects the potential dilution that could occur if stock options and other commitments to issue ordinary shares were exercised or equity awards vested, resulting in the issuance of ordinary shares that could share in the net earnings of the Company.

r.	Concentrations of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, bank deposits, restricted cash and accounts receivable.

The majority of the Company’s cash and cash equivalents, bank deposits and restricted cash are invested in USD instruments with major banks in the U.S. and Israel. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company’s major customers are financially sound, and the Company believes low credit risk is associated with these customers. To date, the Company has not experienced any material bad debt losses. Allowance for doubtful accounts amounted to $0 and $1,035 as of December 31, 2013 and 2014, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

s.	Stock-based compensation

The Company accounts for stock-based compensation under ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

Prior to 2014 and the acquisition of Perion, ClientConnect used the Black-Scholes-Merton option pricing model to determine the fair value of its stock-based awards. Following Perion’s acquisition on January 2, 2014, the Company estimates the fair value of its new stock-based awards using the Binomial option-pricing model. The change from the Black-Scholes-Merton to the Binomial option-pricing model is considered a change in accounting estimate and its impact on the estimated fair value of the Company's stock-based awards is minimal.

The following table presents the various assumptions used to estimate the fair value of the Company's stock-based awards granted to employees and directors in the periods presented:

	Year ended December 31
	2012	2013	2014

Risk-free interest rate	0.90% – 1.33%	0.93% - 1.91%	0.10% - 1.72%
Expected volatility	50%	50%	44.44% - 51.62%
Expected term (years)	6.25	6.25	-
Early exercise factor	-	-	100% - 256%
Forfeiture rate post vesting	-	-	0% - 15%
Dividend yield	0%	0%	0%

The stock-based awards prior to 2014 were granted under Conduit Ltd. (“Conduit”), the previous owner of the ClientConnect business, which was not a publicly traded company and therefore, the expected volatility of grants in those periods was calculated based on certain peer companies that Conduit considered to be comparable. Starting in 2014, the expected volatility is calculated based on the actual historical stock price movements of the Company’s stock.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

s.	Stock-based compensation (cont’d)

The expected option term represents the period that the Company’s stock options are expected to be outstanding. Prior to 2014, the expected option term for share-option awards which were at the money when granted has been determined by Conduit based on the simplified method in accordance with Staff Accounting Bulletin No. 110, as adequate historical experience was not available to provide a reasonable estimate. For share-option awards which were in the money when granted, Conduit used an expected term which it believed to be appropriate under these circumstances. Such estimate was not materially different than determining the expected term based on a lattice model and then use it as an input to the Black-Scholes-Merton option pricing model.

Starting in 2014, the early exercise factor and the forfeiture rate post-vesting are calculated based on the Company’s estimated early exercise and post-vesting forfeiture multiples which are based on comparable companies and on actual historical data.

The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term which is equivalent to the expected term of the stock-based awards. The dividend yield is based on the current decision of the Company’s management not to distribute any dividends.

The fair value of restricted stock units (“RSU”) is based on the market value of the underlying shares at the date of grant.

t.	Derivative instruments

The Company accounts for derivatives and hedging based on ASC 815, "Derivatives and Hedging", which requires to recognize all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a cash flow hedge and are so designated, depending on the nature of the hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of a derivative’s change in fair value, if any, is recognized in earnings, as well as gains and losses from a derivative’s change in fair value that are not designated as hedges are recognized in earnings immediately.

In 2014, in order to mitigate the potential adverse impact on cash flows resulting from fluctuations in the exchange rate of the new Israeli shekels (“ILS”), the Company started to hedge portions of its forecasted expenses denominated in ILS with swap and options contracts. In addition, the Company has entered into a cross currency interest rate swap agreement in order to transform cash flow in ILS into USD of interest payments and principal as derived from the Company’s convertible debt conditions (see note 8). The Company does not speculate in these hedging instruments in order to profit from foreign currency exchanges, nor does it enter into trades for which there are no underlying exposures.

These contracts were not designated as hedging instruments and therefore gains or losses resulting from the change of their fair value are recognized in "financial income, net". As of December 31, 2014, the Company had derivative assets and liabilities of $1,349 and $1,779 , respectively, representing the fair value of outstanding swap and cylinder contracts. The Company measured the fair value of these contracts in accordance with ASC 820, "Fair Value Measurement and Disclosures", and they were classified as level 2. Net gains from hedging transactions recognized in financial expenses, net, during 2014, was $125 . No such gains or losses were recorded in the years 2012 and 2013.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

t.	Derivative instruments (cont’d)

The notional value of the Company’s derivative instruments as of December 31, 2014, amounted to $43,520. Notional values in USD are translated and calculated based on the spot rates for options and swap. Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

u.	Fair value of financial instruments

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The Company follows the provisions of ASC 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining a fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions that market participants would use in pricing an asset or liability, based on the best information available under given circumstances.

The hierarchy is broken down into three levels, based on the observability of inputs and assumptions, as follows:

•	Level 1 - Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.
•	Level 2 - Other inputs that are directly or indirectly observable in the market place.
•	Level 3 - Unobservable inputs which are supported by little or no market activity.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

u.	Fair value of financial instruments (cont’d)

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$1,349	$-	$1,349

Total financial assets	$-	$1,349	$-	$1,349

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$13,645	$13,645
Derivative liabilities	-	1,779	-	1,779
Long-term convertible debt	35,752	-	-	35,752

Total financial liabilities	$35,752	$1,779	$13,645	$51,176

As of December 31, 2013, there were no balances presented at fair value.

The following table summarizes the changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the year ended December 31, 2014:

$

Total fair value as of January 1, 2014	-

Fair value of payment obligation in connection with SweetIM acquisition	7,239
Settlements	(3,018)
Additions due to Grow Mobile acquisition	7,410
Changes in fair value recognized in earnings	1,067
Changes in fair value recognized in earnings with respect to the employees of Grow Mobile	947

Total fair value as of December 31, 2014	13,645

v.	Treasury shares

In the past, the Company repurchased its ordinary shares on the open market. The Company holds those shares as treasury shares and presents their cost as a reduction of shareholders' equity.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

w.	Business combinations

The Company accounted for business combination in accordance with ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Acquisition related costs are expensed to the statement of income in the period incurred.

x.	Discontinued operations

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation", when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the entity’s consolidated operations and the entity will no longer have any significant continuing involvement in the operations of the component.

Accordingly, the statements of income and statements of cash flow related to certain business initiatives at ClientConnect prior to Perion’s acquisition are classified as discontinued operations for the years ended December 31, 2012 and 2013.

y.	Impact of recently issued accounting standard not yet adopted

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS

a.	ClientConnect Ltd.

On September 16, 2013, the Company announced an agreement (the “Agreement”) to combine the ClientConnect business of Conduit Ltd. with Perion in an all-stock transaction. On December 31, 2013 Conduit spun off its ClientConnect business, which includes its monetization and distribution platform for publishers and developers. On January 2, 2014 (the "Closing Date") Perion issued 54,753,582 shares and 2,815,963 stock options to ClientConnect’s former shareholders and option holders. Upon closing, the Company was owned 81% by the pre-closing ClientConnect shareholders and option holders and 19% by the pre-closing Perion shareholders and option holders, on a fully diluted basis as defined in the Agreement. In 2014, the Company incurred $3,161 expenses in connection with the acquisition, which are included in the general and administrative expense.

In connection with the spin off from Conduit, it was agreed between Conduit and ClientConnect that the working capital transferred to ClientConnect will be zero, except for the balance of Conduit with Perion (see Note 15).

The transaction has been accounted for as an acquisition of Perion by ClientConnect in accordance with ASC 805, using the acquisition method of accounting with ClientConnect as the accounting acquirer (see Note 2 a). Under these accounting standards, the total purchase price has been calculated as follows:

Number of shares of Perion ordinary shares outstanding on the Closing Date	12,524,000
Closing price per share of Perion’s ordinary shares on the Closing Date	$12.64

Total fair value of stock consideration	$158,303
Fair value of vested Perion options (for accounting purposes only)	$7,492

Total purchase price	$165,795

The fair value of Perion’s vested options represents the fair value of such options attributable to service periods prior to the Closing Date, using the stock price at the Closing Date as an input to the Binomial option-pricing model to determine the fair value of the options.

Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Perion acquired in the acquisition, based on their fair values at the Closing Date.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (CONT’D)

The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

$

Cash and restricted cash	25,582
Accounts receivable	18,665
Prepaid expenses and other assets	4,593
Property and equipment	1,376
Accounts payable	(13,900)
Accrued expenses and other liabilities	(25,623)
Deferred revenues	(495)
Deferred tax liability, net	(6,663)
Long term debt	(6,550)
Intangible assets	49,930
Goodwill	118,880

Total purchase price	165,795

The following table sets forth the components of intangible assets associated with the acquisition:

	$	Estimated useful life

Acquired technology	28,390	3-5 years
In-process research and development	8,100	*
Tradename and other	13,440	4-11 years

Total amount allocated to intangible assets	49,930

* In 2014, the Company completed the development of $6,100 and estimated the useful life at 4 years. For the remaining $2,000 the useful life will be determined upon completion of the development.

In performing the purchase price allocation, the Company considered, among other factors, an analysis of historical financial performance and estimates of future performance of Perion's revenues assuming best use of the acquired assets. The fair value of intangible assets was based on market participant approach to valuation, performed by a third party valuation firm using estimates and assumptions provided by management.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (CONT’D)

The following condensed combined pro forma information for the period ended December 31, 2013, gives effect to the acquisition of Perion as if the acquisition had occurred on January 1, 2013. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $5,140, net of related tax effects.

Year Ended
December 31, 2013
Unaudited

Revenues	$412,656
Net income from continuing operations	$68,995
Net loss from discontinued operations	$(33,795)

Net income from continuing operations per ordinary share:
Basic	$1.04
Diluted	$1.00
Net loss from discontinued operations per ordinary share:
Basic	$(0.51)
Diluted	$(0.49)

b.	Grow Mobile LLC

On July 15, 2014 ("Closing Date"), the Company completed the acquisition of 100% of the shares of Grow Mobile LLC, a Delaware corporation ("Grow Mobile"). Grow Mobile provides an innovative platform for mobile advertising that enables developers to buy, track, optimize, and scale user acquisition campaigns from a single dashboard.

For the acquisition of Grow Mobile, the Company paid a total consideration of $17,000 in cash and in shares, and the sellers will be entitled for an additional milestones-based contingent consideration of up to $25,000 in cash and in shares. The total consideration was composed as follows:

•	$10,000 in cash, reduced by $1,788 for working capital adjustments and by $1,320 to be paid to the employees under the Merger Consideration Incentive Plan (see below);
•
$7,000 in Perion's ordinary shares issued at the Closing Date, reduced by $1,100 to be issued to the employees under the Merger Consideration Incentive Plan (see below), valued at $5,545, which considered the market restrictions on these shares;

•
Up to $7,000 milestones-based contingent consideration ("First Contingent Payment") payable in July 2015. In connection with this contingent payment consideration, the Company recorded at the Closing Date an estimated liability of $2,740 ($2,968 at December 31, 2014);

•
Up to $18,000 milestones-based contingent consideration ("Second Contingent Payment") payable in June 2016. In connection with this contingent payment consideration, the Company recorded at the Closing Date an estimated liability of $ 4,670 ($5,058 at December 31, 2014).

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (CONT’D)

The following table shows a summary of the purchase price at the Closing Date:

$

Cash	6,892
Share consideration	5,545
Contingent consideration	7,410

Total purchase price at the Closing Date	19,847

Additionally, as part of the acquisition, the Company established an incentive plan for the benefit of the holders of unvested options and restricted shares of Grow Mobile (“Merger Consideration Incentive Plan”). The unvested options and restricted shares were cancelled upon Closing Date and converted into the right to receive an allocable portion of the consideration subject to ratable vesting, for the remainder of their preexisting vesting schedules. The allocable consideration will be withheld subject to continued vesting. In connection with the Merger Consideration Incentive Plan following the acquisition, the First and Second Contingent Payment, the Company recorded $947 as operating expenses in 2014. As of December 31, 2014 an amount of $474 is recorded as payment obligation in the current liabilities.

The Company also incurred acquisition related costs in a total amount of $940, which are included in general and administrative expenses for the year ended December 31, 2014. Acquisition related costs include legal, due diligence fees and other costs directly related to the acquisition.

Under business combination accounting, the total purchase price was allocated to Grow Mobile's net tangible and intangible assets based on their estimated fair values as set forth below:

$

Cash	2,767
Accounts receivable	1,398
Prepaid expenses and other assets	249
Property and equipment	13
Accounts payable	(3,307)
Accrued expenses and other liabilities	(820)
Deferred revenues	(1,465)
Deferred tax liability	(2,320)
Intangible assets	5,640
Goodwill	17,692

Total purchase price	19,847

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS (CONT’D)

In performing the purchase price allocation, the Company considered, among other factors, an analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Grow Mobile's products. The fair value of intangible assets was based on market participant approach to valuation, performed by a third party valuation firm using estimates and assumptions provided by management.

The following table sets forth the components of intangible assets associated with the Grow Mobile acquisition:

	$	Estimated useful life

Acquired technology	4,025	4 years
Customer relationships	1,615	5 years

Total amount allocated to intangible assets	5,640

Pro forma results of operations for the acquisition of Grow Mobile have not been presented because it is not material to the consolidated results of operations.

c.	Sweet IM Ltd.

In November 2012, the Company completed the acquisition of 100% of the shares of Sweet IM Ltd. ("SweetIM"), an Israeli-based consumer internet company that develops a variety of applications. In 2014, the Company paid $1,534 of dividend to SweetIM’s previous shareholders. Such dividend payment was the last portion of a dividend that was declared prior to the acquisition but was not distributed prior to the closing date.

In addition, the Company maintains a $5,000 liability on its balance sheet as of December 31, 2014, in connection with a contingent purchase obligation to SweetIM’s shareholders (see Note 9 b).

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:            PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2014
Cost:
Computers and peripheral equipment	$8,123	$11,596
Office furniture and equipment	100	2,397
Leasehold improvements	118	5,937

Total cost	8,341	19,930
Less: accumulated depreciation	6,152	7,750

Property and equipment, net	$2,189	$12,180

Depreciation expenses from continued operations totaled $1,871, $2,110 and $2,674, for the years ended December 31, 2012, 2013 and 2014, respectively. Depreciation expenses from discontinued operations totaled $379 and $460, for the years 2012 and 2013, respectively.

In connection with the restructuring plan in November 2014 (see Note 14), the Company impaired leasehold improvements in the amount of $632 relating to office space that will no longer be in use. Such impairment is included in impairment and restructuring charges in the statement of income.

NOTE 5:            GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the carrying amount of goodwill in 2014 are as follows:

$

Balance as of January 1, 2014	27,520

Acquisition of Perion	118,880
Acquisition of Grow Mobile	17,692

Balance as of December 31, 2014	164,092

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:            GOODWILL AND OTHER INTANGIBLE ASSETS, NET (CONT’D)

b.	Other intangible assets, net

		December 31, 2014
	Estimated Useful Life	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount

Cost:
Acquired technology	3 – 5 years	$38,515	$(15,698)	$(14,347)	$8,470
In-process R&D		2,000	-	(2,000)	-
Tradename and other	4 – 11 years	15,055	(3,041)	(3,594)	8,420

		$55,570	$(18,739)	$(19,941)	$16,890

During 2014, the Company recorded $18,739 amortization expenses. As of December 31, 2013, there were no balances of intangible assets.

In December 2014, the Company performed an impairment review of several intangible assets that were recognized in connection with the acquisition of Perion, which resulted in impairments of $19,941 that are included in impairment and restructuring charges in the statement of income for the year ended December 31, 2014. The related deferred tax liability in the amount of $3,191 has also been written off and is included in taxes on income, as tax benefit, for the year ended December 31, 2014. Such impairments resulted primarily due to lower than anticipated sales and cash flow as well as managerial decisions to abandon certain R&D projects following the completion of ClientConnect’s integration process.

In 2013, the Company recorded impairment charge of $2,177 with respect to intangible assets, presented in discontinued operations.

Amortization of other intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

$

2015	5,983
2016	3,877
2017	2,496
2018	1,421
2019	701
Thereafter	2,412

16,890

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:            ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2013	2014

Employees and payroll accruals	$770	$7,438
Government authorities	156	8,719
Uncertain tax position liability (see note 12 g)	-	724
Deferred tax liabilities	289	-
Derivative liabilities	-	1,779
Accrued restructuring costs (see note 14)	-	2,257
Professional services accruals	-	2,149
Hosting, software and web services accruals	-	1,569
Other accruals	208	1,606

	$1,423	$26,241

NOTE 7:	LONG TERM DEBT

On May 17, 2012 the Company entered into Loan Agreements (the "Agreements"), with two Israeli Banks (the "Banks"), based on which the Company borrowed a total of $10,000.

The Agreements contain various provisions including a pledge of all the Company’s assets under a floating charge, compliance with certain financial covenants, restrictive covenants, including negative pledges, and other commitments, typically contained in facility agreements of this type. On April 1, 2015, the Company entered into an amended financial covenants agreement with one of the Banks, effective December 31, 2014, relating to both, the long-term debt and the swap agreement in connection with the convertible debt (see Note 8). The Company was in compliance with all covenants as of December 31, 2014.

The loans are repaid in 16 and 20 equal quarterly installments, respectively, starting July 17, 2012, and bear annual interest rates of 4.35% and 4.64%.

The long term debt is included in other long-term liabilities on the balance sheet as of December 31, 2014.

As of December 31, 2014, the aggregate principal annual maturities according to the loan agreement are as follows:

Repayment amount
$

2015	2,300
2016	1,550
2017	400

4,250

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"). The Company issued Bonds with an aggregate par value of approximately ILS 143,500 thousands ($36,900 as of December 31, 2014). The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually. The proceeds of the offering, before issuance costs of $741, amounted to $37,852. The principal of the Bonds, denominated in ILS, will be repaid in five equal annual instalments commencing on March 31, 2016.

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 33.605 per share ($8.64 on December 31, 2014) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a rights offering or a distribution of bonus shares or a cash dividend.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion after December 1, 2014, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses are recognized in earnings. As of December 31, 2014, the fair value of the Bonds, based on its quoted price at the TASE and including accrued interest, was $35,752.

The changes of the long-term convertible debt in 2014 were as follows:

$

Balance as of January 1, 2014	-

Issuance of convertible debt	37,852
Accrued interest	466
Change in fair value	(2,566)

Balance as of December 31, 2014	35,752

In order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate, the Company has entered into a cross currency interest rate swap agreement (the "Swap") in order to hedge the future interest and principal payments, which are all denominated in ILS.

As of December 31, 2014, the Company satisfies all of the financial covenants associated with both, the Bonds and the Swap.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	CONVERTIBLE DEBT (CONT’D)

As of December 31, 2014, the aggregate principal annual payments of the bonds are as follows:

Repayment amount
$

2016	7,380
2017	7,380
2018	7,380
2019	7,380
2020	7,380

36,900

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Office lease commitments

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option by the Company to extend for two additional terms of 24 months each. Additionally, the Company may choose an early termination in November 2019. On September 1, 2014, the Company moved all of its Israeli personnel to Holon.

Additionally, two of the Company’s subsidiaries in the U.S., lease their offices in San-Francisco, CA and in Redmond, WA. The lease agreements expire in December 2019 and December 2015, respectively.

Furthermore, the Company leases motor vehicles for employees under operating lease agreements.

Aggregate minimum lease commitments under the aforesaid non-cancelable operating leases as of December 31, 2014 are as follows:

$

2015	2,547
2016	2,117
2017	2,168
2018	2,179
Thereafter	11,457

20,468

Expenses of lease facilities from continued operations in the years 2012, 2013 and 2014 were $746, $940 and $1,166 , respectively. Expenses for the car leases from continued operations in the years 2012, 2013 and 2014 were $480, $545 and $1,163 , respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT’D)

b.	Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of Sweet IM’s shares. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $ 7,500 in cash in May 2014, if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 on account of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s Shareholders’ representative has delivered to the Company a notice in which they claim that the Company owes SweetIM’s shareholders the entire Contingent Payment. The Company believes that the claim is without merit and plans to defend against it vigorously. Until this dispute is resolved, the Company will maintain the $5,000 liability in its financial statements that was recorded at the time it entered into the SPA.

c.	Legal Matters

In November 2013, MyMail, Ltd. (“MyMail”), a non-practicing entity, filed a lawsuit in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012 and demanding an injunction and monetary payments. On November 2014, the Company filed a Petition for Inter Partes Review ("IPR") in the United States Patent & Trademark Office, challenging the validity of the asserted claims of the patent in question. On December 31, 2014, MyMail filed an unopposed motion to stay the district court case pending resolution of the Petition for IPR. On January 9, 2015, the court granted a stay pending resolution of the Petition for IPR. The Company is unable to predict the outcome or range of possible loss at this stage, believes that it has strong defenses against this lawsuit and intends to defend against it vigorously. Conduit signed an agreement with Perion, pursuant to which, Conduit will reimburse Perion for 50% of any amounts incurred by Perion with respect to the claim above.

On November 10, 2013, the Company was served with a lawsuit filed in the Tel Aviv District Court (Economic Department) against the Company and its directors by an individual claiming to be a holder of 150 Perion’s ordinary shares. The plaintiff alleges certain flaws in the process, price and disclosure in connection with the ClientConnect acquisition. The plaintiff requested that the court certify the lawsuit as a valid class action, a declaratory judgment confirming the plaintiff's allegations and certain remuneration for the purported plaintiff, including legal fees. In October 2014, the Company filed an answer denying all the allegations and moving to dismiss the lawsuit. In December 2014, the Court ordered the dismissal of the case, without prejudice, at the request of the parties. Pursuant to a stipulation among the parties, the plaintiff agreed not to file another lawsuit relating to the transaction and the Company agreed not to seek the recovery of costs, fees or sanctions from the plaintiff or his attorneys in connection with the case. The Company did not pay any consideration in connection with the case or its dismissal.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

On November 18, 2013, the shareholders resolved to increase the authorized share capital of the Company to 120,000,000 ordinary shares with a par value of ILS 0.01 each. The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.	Stock Options and Restricted Stock Units

The stock-based compensation included in the operating costs and expenses for the years prior to 2014, derives from equity awards that were granted under the option plans of Conduit, the previous owner of the ClientConnect business. In 2014, following the acquisition of ClientConnect on January 2, 2014 and the conversion of all outstanding equity awards of ClientConnect employees into stock options of Perion’s shares, the stock-based compensation expenses derive from both, equity awards that were granted under Conduit as well as equity awards that were granted under the Company’s Equity Incentive Plan (the "Plan").

Perion’s Plan was initially adopted in 2003 and had an initial term of ten years from adoption. On December 9, 2012, the Company’s Board of Directors extended the term of the Plan for an additional ten years. In addition, on August 7, 2013, the Company’s Board of Directors approved amendments to the Plan to include the ability to grant RSUs and restricted stock.

The contractual term of the stock options is generally no more than five years and the vesting period of the options and RSUs granted under the Plan is between 1 and 3 years from the date of grant. The rights of the ordinary shares obtained from the exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of December 31, 2014, there were 5,892,110 ordinary shares reserved for future stock-based awards under the Plan.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (CONT’D)

The following table summarizes the activities for the Company’s stock options for the year ended December 31, 2014:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	2,815,963	$3.29	4.72	$24,772
Perion acquisition	1,652,552	$7.00
Granted	1,639,000	$10.97
Exercised	(1,274,929)	$1.39		$11,085
Cancelled	(1,493,174)	$5.02

Outstanding at December 31, 2014	3,339,412	$8.85	2.93	$348

Exercisable at December 31, 2014	1,238,000	$6.89	2.26	$222

Vested and expected to vest at December 31, 2014	2,721,725	$8.50	2.92	$338

The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was $4.04, $3.00 and $4.49, respectively.

The aggregate intrinsic value of the outstanding stock options at December 31, 2014, represents the intrinsic value of 479,448 outstanding options that are in-the-money as of such date. The remaining 2,859,964 outstanding options are out-of-the-money as of December 31, 2014, and their intrinsic value was considered as zero.

The number of options expected to vest reflect an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (CONT’D)

The following table summarizes additional information regarding outstanding and exercisable stock options under the Company's Stock Option Plan as of December 31, 2014:

	Outstanding			Exercisable
Range of exercise price	Number of options	Weighted average remaining contractual term (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual term (years)	Weighted average exercise price

$0.34-$2.00	103,051	3.99	$1.9	64,860	3.98	$1.85
$4.04-$6.93	929,945	2.27	$5.12	629,705	1.84	$5.18
$7.11-$9.93	541,789	2.60	$8.42	272,254	1.72	$8.03
$10.06-$11.94	1,626,502	3.29	$11.25	231,807	3.31	$10.63
$12.56-$13.54	138,125	3.62	$12.66	39,374	3.56	$12.66

	3,339,412	2.93	$8.85	1,238,000	2.26	$6.89

The following table summarizes the activities for the Company’s RSUs for the year ended December 31, 2014:

	Number of RSUs	Weighted average grant date fair value

Unvested at January 1, 2014	-
Perion acquisition	200,000	$12.64
Granted	1,361,400	$12.44
Vested	(49,820)	$12.64
Cancelled	(114,280)	$12.64

Unvested at December 31, 2014	1,397,300	$12.45

Expected to vest after December 31, 2014	1,014,028	$12.55

RSUs expected to vest after December 31, 2014 reflect an estimated forfeiture rate.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (CONT’D)

The Company recognized share-based compensation expenses related to its stock-based awards in the consolidated statements of operations as follows:

	Year ended December 31,
	2012	2013	2014

Cost of revenues	$-	$-	$249
Research and development	1,130	1,077	2,435
Selling and marketing	320	690	2,944
General and administrative	183	8,638	9,297
Restructuring costs	-	-	220

Total	$1,633	$10,405	$15,145

Share-based compensation in discontinued operations	$1,227	$2,815	$-

As of December 31, 2014, there was $12,985 of unrecognized compensation cost related to outstanding stock options and RSUs. This amount is expected to be recognized over a weighted-average period of 1.44 years. To the extent the actual forfeiture rate is different from what has been estimated, stock-based compensation related to these awards will differ from the initial expectations.

c.
In connection with the termination of one of the Company officers’ employment in 2014, the Company reached a settlement under which it accelerates 479,980 stock options upon termination. In accordance with ASC 718, "Compensation - Stock Compensation", the Company reversed expenses previously recorded in connection with the unvested stock options and remeasured the award as of the termination date. Total incremental expense incurred in connection with the acceleration amounted to approximately $4,800 and is included in general and administrative expenses.

d.
In connection with the restructuring in November 2014 (see Note 14), the Company accelerated 33,333 RSUs of one of its officers. Total incremental expense incurred in connection with the acceleration amounted to $220 and is included in impairment and restructuring charges.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:          FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2012	2013	2014

Financial income:
Interest on bank deposits	$5,526	$1,569	$45
Foreign currency translation gains, net	2,178	1,245	-
Change in fair value of convertible debt	-	-	2,566
Other	-	-	48
	$7,704	$2,814	$2,659
Financial expense:
Foreign currency translation losses, net	$-	$-	$(2,669)
Change in fair value of payment obligation related to acquisitions	-	-	(1,067)
Issuance costs of convertible debt	-	-	(741)
Interest expense on debts	-	-	(733)
Bank charges and other	(8)	(32)	(337)
	$(8)	$(32)	$(5,547)

Financial income (expense), net	$7,696	$2,782	$(2,888)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:          INCOME TAXES

a.	Income before taxes on income

Income before taxes on income is comprised as follows:

	Year ended December 31
	2012	2013	2014

Domestic	$389,213	$83,388	$55,272
Foreign (U.S.)	940	1,636	(2,865)

Total	$390,153	$85,024	$52,407

b.	Taxes on income

Taxes on income are comprised as follows:

	Year ended December 31
	2012	2013	2014

Current taxes	$59,614	$10,778	$23,432
Deferred tax expence (benefit)	102	-	(13,851)
Taxes in respect of previous years *	15,719	11,838	-

Total	$75,435	$22,616	$9,581

* The years 2012 and 2013 include non-recurring tax expenses in respect of the release of Conduit's trapped earnings (see Note 12 f below).

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:          INCOME TAXES (CONT’D)

Taxes on income by jurisdiction were as follows:

	Year ended December 31
	2012	2013	2014

Domestic	$75,333	$22,616	$11,716
Foreign	102	-	(2,135)

Total	$75,435	$22,616	$9,581

Domestic:
Current taxes	$59,614	$10,778	$23,272
Deferred tax benefit	-	-	(11,556)
Taxes in respect of previous years	15,719	11,838	-

Total - Domestic	$75,333	$22,616	$11,716

Foreign:
Current taxes	$-	$-	$160
Deferred tax expense (benefit)	102	-	(2,295)

Total - Foreign	$102	$-	$(2,135)

Total income tax expense	$75,435	$22,616	$9,581

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:          INCOME TAXES (CONT’D)

c.	Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Net operating loss carry forwards	$-	$5,699
Research and development	-	4,463
Accrued restructuring costs	-	373
Accrued employee benefits	-	862
Allowance for Doubtful Debts	-	166
Other	-	528
Deferred tax assets, before valuation allowance	-	12,091
Valuation allowance	-	3,985
Total deferred tax assets, net of valuation allowance	$-	$8,106

Deferred tax liabilities:
Intangible assets	$-	$(3,189)
Property and equipment, net	(289)	(331)
Total deferred tax liabilities	$(289)	$(3,520)

Total deferred tax asset (liability), net	$(289)	$4,586

Domestic:
Current deferred tax asset	$-	$2,976
Non-current deferred tax asset	-	1,917
	$-	$4,893

Foreign:
Current deferred tax asset	$-	$24
Current deferred tax liability	(289)	-
Long-term deferred tax liability	-	(331)
	$(289)	$(307)

Total deferred tax asset (liability), net	$(289)	$4,586

Current deferred tax asset, net is included within prepaid expenses and other current assets in the balance sheets. Current deferred tax liability, net is included within accrued expenses and other liabilities in the balance sheets. Non-current deferred tax asset, net is included within other assets in the balance sheets. Long term deferred tax liability, net is included within long term liabilities in the balance sheets.

Of the change in the total valuation allowance for the year ended December 31, 2014, $1,962 relates to the increase in deferred taxes on operating loss carry-forwards and temporary differences for which a full valuation allowance was recorded. The remaining change in the valuation allowance resulted from the business combination of Perion on January 2, 2014 (see to Note 3 a).

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:          INCOME TAXES (CONT’D)

d.	Reconciliation of the Company’s effective tax rate to the statutory tax rate in Israel

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31
	2012	2013	2014

Income before taxes on income	$390,153	$85,024	$52,407
Statutory tax rate in Israel	25%	25%	26.5%
Theoretical tax expense	$97,538	$21,256	$13,888

Increase (decrease) in tax expenses resulting from:
"Preferred Enterprise" benefits *	(39,280)	(10,495)	(10,644)
Non-deductible expenses	537	1,971	4,059
Taxes in respect to release of "trapped earnings"	15,719	11,838	-
Loss and timing differences for which no deferred taxes were recorded	-	-	1,962
Tax adjustment in respect of different tax rate of foreign subsidiaries	-	-	(461)
Other	921	(1,954)	777

Taxes on income	$75,435	$22,616	$9,581

* Benefit per ordinary share from "Preferred Enterprise" status:

Basic	$0.75	$0.19	$0.16
Diluted	$0.74	$0.19	$0.15

e.	Income tax rates

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 25% for the 2012 and 2013 tax years, and 26.5% for the 2014 tax year. The corporate tax rate is scheduled to remain at a rate of 26.5% for future tax years. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as further discussed below) may be considerably lower.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Currently the Company does not intend to distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

The amount of undistributed earnings of foreign subsidiaries is immaterial.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:          INCOME TAXES (CONT’D)

f.	Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the "Investment Law") provides tax benefits for income of Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the "Preferred Enterprise" status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

The Company's Israeli operations elected "Preferred Enterprise" status, starting in 2011.

Benefits granted to a Preferred Enterprise include reduced tax rates. In peripheral regions (Development Area A) the reduced tax rate was 10% in 2012, 7% in 2013, 9% in 2014, and will be 9% in 2015 and onwards. In other regions the tax rate was 15% in 2012, 12.5% in 2013, 16% in 2014, and will be 16% in 2015 and onwards. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the "Preferred Income" would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates), or 20% for dividends which are distributed on or after January 1, 2014 and from preferred income that was produced or accrued after such date. A distribution from a Preferred Enterprise out of the "Preferred Income" would be exempt from withholding tax for an Israeli-resident company.

On November 5, 2012, the Israeli parliament approved a final bill regarding repatriations of trapped earnings out of Approved/Privileged Enterprises. The temporary provisions became effective in December 2012, the date of its official publication. The Israeli government agreed to grant a relief of 30%-60% on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “Temporary Order”). The Temporary Order provides partial relief from Israeli corporate income tax for companies which opt to enjoy the privilege, on a linear basis: greater release of “trapped” retained earnings will result in a higher relief from corporate income tax.

In December 2012, pursuant to the Temporary Order, Conduit “released” approximately $110,000 of its “trapped” earnings out of Beneficiary Enterprise and distributed $95,542 as part of the dividend paid in 2012. The additional corporate tax incurred by Conduit in 2012 as a result of such release amounted to $15,719. Additionally, in January 2014 and as part of ClientConnect’s spin-off that occurred on December 31, 2013, Conduit received a ruling from the Israel Tax Authority (the “Spin-off Ruling”), pursuant to which Conduit released an additional amount of $270,840 of its “trapped earnings”. The additional corporate tax incurred by Conduit in 2013 as a result of such release amounted to $11,838.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:          INCOME TAXES (CONT’D)

g.	Uncertain tax position

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits from January 1, 2014 to December 31, 2014:

Year ended December 31
2014

Balance at January 1	$-

Acquisition of Perion	574
Increase related to prior year tax positions	9
Increase related to current year tax positions	141

Balance at December 31	$724

As of December 31, 2014, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlements. The final tax outcome of its tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net income in the period in which such determination is made.

The Company’s tax assessments in Israel and the U.S. for tax years prior to 2011 are considered final.

h.	Tax loss carry-forwards

As of December 31, 2014, the Company's U.S. subsidiary has net operating loss carry-forwards in the amount of $15,200.

Net operating losses in the U.S. may be carried forward through periods which will expire in the years starting from 2024 up to 2034. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Year ended December 31
	2012	2013	2014
Numerator:
Net income attributable to ordinary shares - basic	$314,718	$62,408	$42,826
Gains related to convertible debt, net	-	-	(2,100)

Net income from continuing operations - diluted	$314,718	$62,408	$40,726
Net loss from discontinued operations – basic and diluted	$(23,798)	$(33,795)	$-

Denominator:
Weighted average number of ordinary shares outstanding during the year	52,320,133	53,910,741	68,213,209
Weighted average effect of dilutive securities:
Assumed conversion of convertible debt	-	-	1,090,906
Shares to be issued in connection with acquisition	-	-	52,664
Employee stock options and restricted stock units	944,610	926,566	970,632

Diluted number of ordinary shares outstanding - Continuing operations	53,264,743	54,837,307	70,327,411
Diluted number of ordinary shares outstanding - Discontinued operations	53,264,743	54,837,307	-

Basic net earnings (loss) per ordinary share
Continuing operations	$6.02	$1.16	$0.63
Discontinued operations	$(0.45)	$(0.63)	$-
Net income	$5.57	$0.53	$0.63

Diluted net earnings (loss) per ordinary share
Continuing operations	$5.91	$1.14	$0.58
Discontinued operations	$(0.45)	$(0.62)	$-
Net income	$5.46	$0.52	$0.58

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	1,634,174	2,778,618	3,766,080

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:          RESTRUCTURING COSTS

In November 2014, the Company initiated a restructuring plan of its search monetization business, mainly to reduce workforce, close or consolidate certain facilities, as well as other cost saving measures. Pursuant to this restructuring plan, the Company has incurred cumulative charges of $3,981 as follows:

$

Payroll and share-based compensation expenses	1,993
Lease facilities and related expenses	1,248
Property and equipment impairment	632
Other	108

Total restructuring costs	3,981

As of December 31, 2014, the restructuring accrual on the balance sheet amounted to $2,257.

NOTE 15:          RELATED PARTY TRANSACTIONS

a.
ClientConnect and Conduit entered into agreements pursuant to which the parties agreed to provide and receive certain administrative and business support services and systems, including data services, information technology, information security and management information systems, for consideration at market terms, from each other. In September 2014, following the Company’s moving of its offices to Holon, the above mentioned services are no longer being provided. During 2014, ClientConnect received $1,645 of services from Conduit, and provided $142 of services to Conduit.

b.
In connection with a commercial agreement signed between Perion and Conduit in August 2013, as described in note 2(i) of Perion’s 2013 consolidated financial statements included on Form 20-F filed with the SEC on April 10, 2014 (as amended by Form 20F/A filed with the SEC on July 29, 2014), the customer acquisition costs in the statement of income for the year 2013 includes $18,271 that were acquired from Perion, of which $12,823 were still due as of December 31, 2013 and are included in the balance of accounts payable as of such date.

c.
As a condition precedent to the closing of ClientConnect Acquisition on January 2, 2014, Conduit and ClientConnect entered into ancillary agreements. As a result of the ClientConnect Acquisition, two officers of Conduit became members of the Company’s board of directors and the major shareholders of Conduit also became major shareholders of the Company. Such directors and major shareholders are parties to or otherwise bound by some of such agreements.

d.
On December 31, 2013, Conduit and ClientConnect entered into the Working Capital Financing Agreement pursuant to which Conduit agreed to make available to ClientConnect a credit line of up to $20,000. Any amounts withdrawn under this credit line were required to be used solely to finance payments related to the then-current working capital needs of the ClientConnect business. The outstanding principal amount under the credit line bore interest at a rate of 3% per annum. During 2014, ClientConnect has borrowed $14,750 under this credit line, which matured in April 2014. The interest paid by ClientConnect in connection with this credit line amounted to $117.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:          MAJOR CUSTOMER

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior could adversely affect the Company’s operating results.

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the years presented below:

	Year ended December 31,
	2012	2013	2014

Customer A	81%	63%	74%
Customer B	15%	22%	*

* less than 10%

The following is a summary of customers that accounted for at least 10% of the total accounts receivable as of December 31, 2013 and 2014:

	December 31
	2013	2014

Customer A	-	65%

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:          GEOGRAPHIC INFORMATION

The following table presents the total revenues for the years ended December 31, 2012, 2013 and 2014, allocated to the geographic areas in which it was generated:

	Year ended December 31
	2012	2013	2014

North America (mainly U.S.)	$460,162	$239,884	$292,409
Europe	65,340	69,833	69,281
Other	11,506	15,791	27,041

	$537,008	$325,508	$388,731

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2013 and 2014:

	December 31,
	2013	2014

Israel	$436	$9,952
U.S.	1,102	1,460
Europe	651	768

	$2,189	$12,180

NOTE 18: SUBSEQUENT EVENTS

On February 10, 2015, the Company consummated the acquisition of 100% of the shares of Make Me Reach SAS, a private French Company headquartered in Paris, France ("MakeMeReach").

MakeMeReach enables mobile app developers to efficiently and effectively scale their advertising campaigns on social media, with a specific focus on optimizing mobile ad campaigns. MakeMeReach is a Facebook Preferred Marketing Developer (PMD) and Twitter Marketing Platform Partner (MPP).

The Purchase price was $5,583 in cash and $4,759 in form of 1,437,510 ordinary shares. In the subsequent 12 months, the Company may be required to pay additional $442 in cash and issue an additional $442 in ordinary shares to the founder of MakeMeReach, subject to retention conditions. In addition, certain key employees of MakeMeReach are entitled to retention payments in an aggregate amount of $775, of which $144 in cash and $63 in the form of 18,998 ordinary shares were paid upon closing. An additional $360 in cash and $208 in ordinary shares may be paid to such key employees in the 12 months post-closing, subject to retention conditions.

The acquisition will be accounted for as a business combination under ASC 805, “Business Combination”. The purchase price allocation for the acquisition has not been determined as of the filing of this report.